■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

December 11, 2007

EXECUTIVE SUMMARY

U.S. equity prices weakened in November, as softness in some economic data, slower overall profit growth, especially in the finance sector, and further signs of stress in subprime mortgages drove prices lower. Fixed income prices rose, especially U.S. Treasuries, in a flight to quality. The second estimate of 3Q07 real GDP growth was revised up to a healthy +4.9 percent pace, the fastest since 3Q03. However, this strength will take some away from the fourth quarter as consumer spending shows signs of slowing. Strength in net exports has recently offset residential construction weakness. The Federal Reserve is attempting to ease stress caused by year-end liquidity needs by increasing its open market activities. As part of this active approach, we expect the Fed will lower interest rates again at the December 11th meeting. The current malaise in fixed income markets is providing attractive buying opportunities. U.S. corporate profit trends have been coming down, but the source of the weakness has been concentrated in sectors impacted by the housing recession. We have lowered our estimates for profit growth for the S&P 500 Index to low single digits in both 2007 and 2008. Even with these reductions, equity valuations appear reasonable relative to current interest rate and inflation parameters. The relatively strong profit gains of above-average growth companies are a significant underpinning for the growth-based investment philosophy. We are continuing to overweight traditional growth sectors of technology and health care, along with energy and producer manufacturing.

NOTICE

This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Mutual Funds. Please read the prospectus carefully before you invest.

CURRENT CONDITIONS: slower GDP growth expected in 4Q07

U.S. equity indices weakened in November, as softness in some economic data, slower overall profit growth, especially in the finance sector, and further signs of stress in subprime mortgages combined to drive stock prices lower. The S&P 500 Index fell -4.2 percent in November and the NASDAQ OTC Composite dropped -6.9 percent, but the latter is still up +10.2 percent year to date. U.S. Treasury yields declined sharply in the persistent flight to quality, contributing to strong returns for the Lehman Aggregate Index. Municipal returns were more mixed. A summary of major index returns is presented below, and additional detail is provided in Exhibit A.

Total Returns to 11/30/07

	1 Mo.	3 Mos.	11 Mos.	12 Mos.
Large Cap				
S&P 500 Index	-4.2%	1.0%	6.2%	7.7%
Dow Jones Ind'l Avg.	-3.6	0.8	9.6	11.9
Russell 1000 Index	-4.3	1.1	6.5	7.8
Small/Medium Cap				
NASDAQ OTC Comp.*	-6.9	2.5	10.2	9.4
S&P MidCap Index	-5.0	0.0	8.2	7.7
Russell 2000 Index	-7.2	-2.9	-1.5	-1.2
Fixed Income				
Lehman Agg. Index	1.8	3.5	6.7	6.1
Lehman Muni Bond Ind.	0.6	2.6	3.1	2.7

*price only

Large cap stocks, in general, outperformed small and mid cap stocks in the month. Also, growth stocks outpaced value stocks for the sixth consecutive month, extending the favorable growth stock cycle (see Exhibit B). The spread between growth and value stock performance over the past twelve months has exceeded nine percentage points for large and mid cap stocks and fourteen percentage points for small cap.

Growth and Value Stock Total Returns to 11/30/07

	1 Mo.	3 Mos.	11 Mos.	12 Mos.
Large Cap				
Russell 1000 Growth	-3.7%	3.8%	12.2%	12.6%
Russell 1000 Value	-4.9	-1.6	0.8	3.1
Mid Cap				
Russell Midcap Growth	-4.4	1.9	11.1	10.1
Russell Midcap Value	-5.3	-2.6	-0.3	0.7
Small Cap				
Russell 2000 Growth	-6.9	0.1	6.4	6.1
Russell 2000 Value	-7.5	-6.1	-9.0	-8.2

The financial characteristics of stocks which outperformed in November were mixed with respect to growth and value attributes. However, year to date, stocks with classic growth stock characteristics, including rapid earnings growth, high beta, high price-earnings ratio, and low or no dividend yield, have continued to lead the market (Exhibit C). In addition, stocks with large foreign sales outperformed last month, which is not surprising given the weak U.S. dollar and stronger relative economic growth overseas.

Regarding industry sector performance within the broad Russell 3000 Index, 10 out of 18 sectors outperformed in November, compared to 9 in October. However, their collective weight

increased to 53.4 percent from 44.9 percent. Year to date, among sectors of size, the best-performing groups have been energy minerals, producer manufacturing, consumer non-durables, technology services and electronic technology, all of which have been emphasized in client portfolios. Full details of sector performance are outlined in Exhibit D.

Thirty one of thirty three global equity markets had negative returns in November, with the greatest weakness in the Latin America region. Portugal (+1.1 percent) and Spain (+0.2 percent) were the only two bourses to show gains. At the end of November, the U.S. ranked 27th out of 33 markets year to date, slipping one position from the end of October (see Exhibit E). Despite a -6.6 percent return last month, Latin America remains the strongest region for the year, up +42.7 percent.

The Federal Reserve's U.S. trade-weighted major currencies dollar index, on average, was down -2.3 percent in November compared to October, and -11.4 percent over the past 12 months (Exhibit F). Economic growth is moderating overseas, particularly in other developed countries, in part due to the international contagion effects of the U.S. credit crisis. To stimulate growth, these countries are allowing their currencies to weaken to promote trade and their central banks are beginning to cut short-term interest rates. Consequently, slowing international growth and foreign central bank easing will enhance the relative attractiveness of the U.S. economy and the U.S. dollar.

Turning to the U.S. economy, the second estimate of third quarter real GDP growth was revised up to +4.9 percent, compared to +3.9 percent in the initial estimate, the fastest pace since 3Q03. Upward revisions to business investment and inventories, combined with a narrower net export deficit (stronger exports and weaker imports) boosted third quarter GDP by 1.2 percentage points. This was partially offset by a small downward revision to consumer spending. One effect of the upward revision to third quarter GDP will be to accentuate the anticipated slowing in economic growth in the fourth quarter.

Dollars (Bil) of Real GDP Change

	1Q07 Rev.	2Q07 Final	3Q07 1st Est.	3Q07 2nd Est.
Personal Con. Expenditures	$74.5	$28.6	$61.0	$54.2
Nonresid. Fixed Invs.	6.9	34.9	26.1	30.9
Residential Invs.	-23.1	-15.6	-26.8	-26.2
Inventory Change	-17.3	5.7	9.9	27.1
Net Exports	-14.8	38.2	27.7	40.5
Government	-2.5	20.1	18.5	19.1
Residual	-6.6	-4.4	-5.8	-6.4
Total	$17.1	$107.5	$110.6	$139.2
% Change in Real GDP (ann.)	0.6%	3.8%	3.9%	4.9%
% Change in Real Final Sales (ann.)	1.3%	3.6%	3.5%	3.9%
% Change in GDP Deflator (ann.)	4.2%	2.6%	0.7%	0.9%

The table above displays the dollar changes in real GDP components over the past three quarters. Year-over-year changes in the major components of U.S. real GDP are contained in Exhibit G. Important points from Exhibit G are that total real

GDP has advanced +2.8 percent over the past 12 months, which is a significant improvement and quite close to the country's long-term average. Furthermore, excluding housing and autos, the rest of the economy (over 90 percent) advanced +4.0 percent over the past 12 months. The exhibit also shows that, while net exports and business spending continue to improve, consumer spending is slowing and residential investment remains weak.

With respect to 4Q07, the latest data series show the economy to be slowing considerably after the robust second and third quarter advances. Business spending remains reasonably solid, but residential investment continues to be weak and consumer spending is moderating noticeably.

U.S. Real Personal Consumption Expenditure Projections

	Case 1 Index (+0.2%)	Annual. Qtrly Change	Case 2 Index (+0.3%)	Annual. Qtrly Change
Dec. 2007 Proj.	8343.98	1.4%	8360.64	1.8%
Nov. 2007 Proj.	8327.32		8338.63	
Oct. 2007 Act.	8310.70		8310.70	
Sept. 2007 Act.	8313.60	2.6%	8313.60	2.6%
Aug. 2007 Act.	8307.90		8307.90	
July 2007 Act.	8273.70		8273.70	
June 2007 Act.	8250.20	1.4%	8250.20	1.4%
May 2007 Act.	8244.30		8244.30	
Apr. 2007 Act.	8238.50		8238.50	
Mar. 2007 Act.	8211.70	3.7%	8211.70	3.7%

With respect to our near-term expectation for the important consumer sector (70 percent of total GDP), the above table shows that real consumer spending fell slightly in October after increasing a tepid +0.1 percent in September. Our sensitivity analysis leads us to conclude that quarterly annualized real consumer spending growth in the fourth quarter of 2007 will slow to under +2.0 percent from +2.6 percent in 3Q07. Specifically, looking at alternative monthly spending growth assumptions, if real consumer spending advances +0.2 percent per month in November and December, 4Q07 annualized PCE growth would increase only +1.4 percent. If real PCE grows by +0.3 percent monthly in the last two months of the year, 4Q07 consumer spending would rise +1.8 percent. These figures are contained in the adjacent table.

Important factors we are monitoring to assess the health of the consumer are attitudinal studies and job growth. Consumer confidence declined further in early December to the lowest level since just after Hurricane Katrina in October 2005, as concerns over fuel costs, falling home values and financial market volatility weighed on consumers' perceptions. The November Conference Board index of confidence fell to 87.3 from 95.2 in October, with most of its decline in consumer expectations. Despite the deterioration in confidence, consumers' perceptions of the labor market improved slightly. Their assessment of the present situation and employment remains consistent with continued economic expansion, not recession.

On the job front, employment trends are decelerating, but growth is still occurring. November nonfarm payrolls grew a stronger-than-expected 94,000, but the net revisions were -48,000 for the prior two months. The unemployment rate held steady at 4.7 percent. The November employment report suggests a labor market slowing "gently," as U.S. output grows below trend.

Recent measures of industrial activity remain reasonably strong. The November Institute for Supply Management's (ISM) index of manufacturing business was little changed at 50.8 versus 50.9 in October (see Exhibit H). The Institute remarked, "Manufacturing continued to grow during November, a trend that is now in its 10th month…While other segments of the economy are struggling, manufacturing continues to grow due to continuing strength in new orders and a recovery in production from last month." However, the employment and orders backlog indexes fell sharply and the inventories and import components remained weak.

October factory orders advanced +0.5 percent after rising +0.3 percent in September. Durable goods orders fell -0.2 percent, but nondurable goods orders recorded a stronger-than-expected increase of +1.3 percent, after rising +2.1 percent in September. Indications of capital spending at the start of the fourth quarter point to a modest increase, but the orders data suggest downside risks to this outlook. Looking into 2008, International Strategy & Investment's (ISI) annual survey of 118 companies with annual sales of $2.1 trillion showed U.S. executives are cautious about their capex spending for 2008. The net percentage of companies planning to boost capex in 2008 fell from +25% to +10%, the weakest since the fall of 2003.

The housing sector remains generally weak. October housing starts rose +3.0 percent to a 1.229 million unit annual rate, but the October starts gain was entirely due to a sharp increase in multi-family units. Single family starts declined to 884,000 units, its lowest level since October 1991 (878,000 units). Also, building permits, a leading indicator of housing activity, declined for the fifth straight month, falling -6.6 percent in October to 1.178 million units.

The star of the economy has been the net export sector, which was briefly mentioned previously. As shown in Exhibit G, the country's exports have been expanding at an accelerating +10.2 percent rate while imports have decelerated to a currently low +1.7 percent pace. In one sense, the gains in net exports have been entirely offsetting the weakness in housing. A key determinant of whether the economy can achieve a soft landing is that these counterbalancing trends continue.

General price inflation remained tame in October (see Exhibit I). The headline Producer Price Index (PPI) edged up +0.1 percent, as a +1.0 percent surge in food prices was largely offset by an unexpected -0.8 percent drop in energy prices. Core PPI was flat in the month, resulting in a +2.5 percent year-over-year increase. The October Consumer Price Index (CPI) rose +0.3 percent for the second consecutive month, which puts the year-over-year gain at +3.5 percent, the largest since August 2006. The core CPI advanced just +0.2 percent for a fifth month, which translates to a +2.2 percent year-over-year gain.

In terms of other measures of inflation, the core PCE price index, the Federal Reserve's preferred inflation gauge, rose +0.2 in October and is up +1.9 percent year over year, which is within the Fed's comfort zone range of +1 percent to +2 percent.

In summary, we expect the economy to slow in the fourth quarter, after remarkably above-trend growth in the two most recent quarters. We estimate that, while capital spending and the trade sector remain healthy and residential investment is still weak (but is trying to stabilize), the all-important consumer sector (over 70 percent of GDP) is likely to pause in the current quarter. We expect the economy to begin to pick up in 2008, as

the consumer regains footing and the housing sector stabilizes. We have left unchanged our quarterly estimates for U.S. real GDP growth in 2008. These quarterly estimates produce annual GDP growth in 2008 of +2.6 percent, up comfortably from this year's projected increase of +2.2 percent. Full details of our economic assumptions are shown in Exhibit J.

MONETARY POLICY AND FIXED INCOME STRATEGY: interest rates headed lower

On November 14th, Federal Reserve Chairman Ben Bernanke announced plans to increase the number of releases of FOMC economic projections to four times a year from the current two times. In addition, the forecast horizon will be extended to three years from the present two years. It will also provide projections for overall personal consumption expenditures (PCE) inflation, as well as for real GDP growth, the unemployment rate and core PCE inflation, as in the past. However, the FOMC will stop short of providing "inflation targeting," a goal sometimes associated with Mr. Bernanke. The increased FOMC communication is a step by Chairman Bernanke intended to downgrade his own influence in favor of the collective view of his Fed colleagues. The first expanded set of economic projections was released on November 20th, together with the minutes of the October FOMC meeting (see Exhibit K). The projections imply 4Q07 real GDP growth of +1.5 percent. They also reflect slower real GDP growth and slightly higher unemployment for 2008 than the June projections, in addition to showing the Fed's first forecasts for 2009 and 2010.

The credit crisis continued to worsen last month. The persistent flight to quality caused U.S. Treasury yields to decline further. In early December, two-year maturity U.S. Treasury yields dipped below 3.00 percent and yields of all U.S. Treasury bonds are well below the current federal funds rate of 4.50 percent. Specifically, as of month-end, yields for 2-year, 10-year, and 30-year maturity Treasuries were 3.04 percent, 3.97 percent and 4.40 percent, respectively.

Total Returns To 11/30/07

	1 Mo.	3 Mos.	11 Mos.	12 Mos.
Lehman Index Aggregate	1.8%	3.5%	6.7%	6.1%
Treasury	3.1	4.4	8.9	8.0
Agency	2.0	3.6	7.4	7.0
Corporate	0.6	2.6	4.4	3.5
CMBS	0.9	2.2	4.3	3.5
Asset-Backed	-0.9	0.8	2.6	2.4
Mortgage Pass-Through	1.9	3.7	6.7	6.4
5-Year Treasury	3.8	5.0	10.1	9.3

The Lehman Aggregate Bond Index provided investors with strong returns again during November. The U.S. Treasury sector was the best-performing area as investor flight to quality caused government bonds to experience significant price gains. The mortgage-backed sector was the second best-performing group, as the government agency support in mortgage securities provided investors with a high quality alternative to Treasuries, limiting the magnitude of spread-widening in that sector. The corporate sector followed, as the financial sector liquidity crisis, as well as concern over the sustainability of corporate profitability growth, caused spreads to widen. The asset-backed sector performed worst and resulted in negative returns to

investors, as concern over credit quality within home-equity-loan-backed securities reached new highs.

The market for most non-government agency mortgage securities does not exist currently. Many broker-dealers have fiscal year-ends either on November 30 or December 31 and typically cut their inventory of bonds in order to reduce their capital requirements. As a result, we expect the already illiquid bond market will become more so in December. The Federal Reserve is attempting to ease the stress caused by year-end liquidity needs by increasing the amount and length of loans it makes in its various open market activities. We expect they will continue to work to ease the stress through a reduction in the federal funds target rate at their December 11th meeting. The key question is whether or not a cut in short-term rates will restore confidence and liquidity to the bond market. We believe that the Fed will continue to pursue policies intended to end the current credit crunch and that they will eventually be successful. We expect a return to rational behavior and a differentiation between higher quality and lower quality mortgage securities to return some time in the first quarter of 2008. In anticipation of a return to rational valuations, we intend to add to positions in high quality mortgage securities in the near term and at distressed prices. Exhibit L outlines our forecasts for U.S. Treasury interest rates, based on this outlook.

The municipal yield curve steepened in November as intermediate maturity yields declined. The Bond Buyer 40-Bond Index yield fell three basis points during the month to 4.79 percent. While yields on longer term general obligation bonds were relatively stable, yields on longer term revenue bonds rose during the month as investors sought safety in high quality, short and intermediate maturity securities. With the flight to quality, relative yield ratios of high grade municipals to Treasuries reached their cheapest level since June 2003 when the Fed last cut the federal funds rate to 1.0 percent. Yields on A-rated municipal revenue bonds actually ended the month higher than Treasury yields, even before any adjustments for taxes. High grade municipals cheapened slightly in November when compared to corporates, but remain fairly valued on a longer-term basis.

Total Returns To 11/30/07

	1 Mo.	3 Mos.	6 Mos.	11 Mos.
Lehman 5-Year Muni	1.1%	2.4%	3.9%	4.7%
Lehman Muni Index	0.6	2.6	2.4	3.1
Lehman Muni GO	0.9	2.6	3.0	3.6
Lehman Muni Revenue	0.3	2.4	0.9	1.7
Lehman Long GO	0.4	3.1	1.3	1.8
Lehman Long Revenue	-0.4	2.3	-1.6	-0.8
Lehman AAA	0.8	2.7	2.9	3.5
Lehman AA	0.8	2.8	2.6	3.2
Lehman A	0.4	2.4	1.9	2.6
Lehman BBB	-1.2	0.8	-3.7	-2.1

Concern surrounding the financial strength and potential ratings downgrades of lower rated bond insurers contributed to the continued flight to quality in November. In addition, negative funds flows from mutual fund redemptions, sales from hedge funds unwinding leveraged positions, and financial institutions writing off subprime exposure added to the liquidity squeeze going into year end, causing increased

volatility in the prices of revenue bonds. Longer maturity and lower rated revenue issues have experienced the most weakness in recent months, as shown in the previous table. Nonetheless, the ratings outlook for municipal bonds has remained stable.

The flight to quality has created opportunistic dislocations in municipal valuations compared to other sectors of the fixed income market. Such dislocations also exist within sectors of the municipal market, particularly among securities with longer durations and lower ratings. We believe that municipals have reached the cheap end of their valuation range and expect them to provide attractive returns in 2008 as short term rates continue to decline.

FISCAL POLICY: subprime mortgage bailout plan calms markets

On December 6th, President Bush outlined steps the Administration is taking to provide relief to American homeowners affected by the subprime mortgage meltdown. Under the plan, the mortgage industry would voluntarily help as many as 1.2 million homeowners who are heading for trouble paying their subprime mortgages, but are not yet considered hopelessly in debt. New industry-wide standards would be established to provide systematic relief to these borrowers in one of three ways: 1) refinancing an existing loan into a new private mortgage; 2) moving them into an FHASecure loan; or 3) freezing their current interest rate for five years. The heart of the President's plan is an attempt to help troubled homeowners by persuading financiers to freeze mortgages at low introductory rates for five years, but without actually forcing the hand of the lenders and investors who hold the mortgages.

Also, on December 6th, the Senate approved a plan to prevent the spread of the alternative minimum tax (AMT) this year, but only after dropping the revenue increases in the bill that the House had passed to pay for the change. The $51 billion package would eliminate the AMT for 19 million people in 2007. However, the $50 billion in lost revenue was not offset, marking a departure in the "pay-go" budget rule Democrats reinstated when they took over Congress this year. Pay-go requires that new tax cuts and spending programs be offset with spending cuts or tax increases. Senate Democrats said abandoning pay-go was necessary to garner Republican support for the bill. House Democrats are planning to send another, modified AMT bill to the Senate, with pay-go offsets.

Democrat leaders in both the House and Senate want to adjourn for the year on December 14th, but this looks impossible given the heavy schedule remaining. In addition to the one-year patch on the AMT, there is an omnibus appropriations bill for fiscal 2008 with funding for Iraq and Afghanistan, extensions of the Terrorism Risk Insurance Act and the State Children's Health Insurance Program (SCHIP) to be considered.

The Treasury reported a budget deficit of $55.6 billion in October 2007, the first month of federal fiscal 2008 (see Exhibit M). The October 2007 data reflected receipts of $178.2 billion (+6.3 percent) and outlays of $233.7 billion (+7.7 percent). This was better than the Congressional Budget Office's (CBO's) projection of $59 billion and compared with a deficit of $49.3 billion in October 2006. However, the data contained special

calendar effects that will be smoothed out with the passage of time.

The CBO is projecting a November deficit of $101 billion, $28 billion more than the deficit in the same month last year. Most of that increase is also due to the effect of the calendar on the timing of certain payments. CBO estimates that receipts will increase $5 billion (+3 percent) to $151 billion, while outlays will rise $33 billion (+15 percent) to $252 billion. However, more than half of the $33 billion increase in outlays was the result of a shift in payment dates. Because December 1, 2007 fell on a weekend, about $20 billion in payments that ordinarily would have been made in December were instead made at the end of November. Without that shift, outlays would have been only about +6 percent higher than in November 2006.

The federal budget deficit peaked at nearly $413 billion in fiscal 2004 and, since then, has declined for three consecutive years to roughly $163 billion last year, as receipts increased +6.7 percent and outlays only grew +2.8 percent. This trend is unlikely to continue in the future. Receipt growth is expected to slow further (i.e., down from +14.6 percent in fiscal 2005), while outlay growth accelerates. The Office of Management and Budget (OMB) is projecting a deficit of $258 billion in fiscal 2008 and CBO is forecasting a shortfall of $155 billion.

EQUITY INVESTMENT STRATEGY: weakness in corporate profits

U.S. corporate profit estimates have been coming down, but it is important to note that the source of the weakness has been concentrated in sectors impacted by the housing recession and financial securitizations that occurred related to that sector. Year-over-year operating profit changes for the S&P 500 in the third and fourth quarters of 2007 are forecasted to decline in the range of -2 percent to -5 percent. As a result, we have cut our 2007 full-year forecast for S&P 500 earnings to $90.00 from $94.00. With this new estimate of S&P 500 operating earnings, profit growth will be up slightly less than +3 percent in the calendar year. To remain conservative, we are estimating a similarly modest rate of growth for 2008 of slightly over +3 percent to $93.00, which should incorporate some relative improvement in the second half of the year as the cycle of downward adjustments in uncertain asset prices subsides. As one illustration of the significance of the finance sector on the overall profit slowdown, non-financial profits are expected to *increase* from +10 percent to +12 percent in the fourth quarter.

The current environment of slowing aggregate profits is often one in which above-average earnings growth companies can shine, and this appears to be the case for the holdings in Sit Investment Associates' (SIA) principal equity strategies. As shown in Exhibit N, the median earnings gains in 3Q07 for SIA's three main strategies were +19 percent (or higher) compared to +5 percent to +11 percent gains for comparable market indices. This relative profit strength is a significant underpinning for the continuation of growth stocks' appeal (see Exhibit O).

With respect to equity market valuation, even with the downgrading of our S&P 500 earnings forecasts, valuations appear reasonable relative to current interest rate and inflation parameters. Based on 2008 S&P 500 operating earnings of

$93.00, the Index traded at 15.9x earnings at the end of November (Exhibit P), this is exactly the same level as of December 2005 when 10-year U.S. Treasury yields were 4.39 percent (versus 3.97 percent at the end of November) and only 0.5 multiple points higher than December 2006 (when 10-year Treasuries yielded 4.69 percent). Stated another way, the earnings yield of the S&P 500 Index remains as attractive as it has been relative to 10-year U.S. Treasuries over the past five years (Exhibit Q).

The investment environment, on average, is also favorable for equities when the Federal Reserve is cutting interest rates, particularly in cases when a recession does not occur. For the current cycle, the Fed's first cut in the federal funds rate occurred on September 18th of this year, in the amount of a larger-than-expected 50 basis points. Measured from September 17th through December 10th, the S&P 500 Index has gained +2.7 percent, almost exactly the average 3-month gain after the first Fed rate cut (Exhibit R). In cycles when recessions have been avoided, average 12-month gains were +20 percent, with a range of -8 percent to +28 percent in the nine cycles measured since 1984.

Over the near term, we expect higher market volatility to continue, accentuated by ongoing revelations of credit market strains. Offsetting positives include (1) a large segment of the economy that is not in recession, (2) steady, albeit not robust, job growth and (3) a Federal Reserve that is likely to continue moving interest rates in a downward direction. While above-average earnings growth companies have outperformed over the past twelve months, we continue to find their outlook attractive based on their projected profit trends versus the market as a whole, in addition to their reasonable valuation. Sit Investment Associates' client portfolios continue to be overweighted in the traditional growth sectors of electronic technology, health technology and technology services. We are also overweighting the energy and producer manufacturing sectors while generally underweighting finance and selected consumer sectors such as retail. Exhibit S displays the attractive growth and valuation metrics of our principal domestic equity strategies that result from their current positioning.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

EQUITIES	11/30/07	10/31/07	08/31/07	12/31/06	12/31/05	One Month	Three Months	Eleven Months	23 Months
Dow Jones Industrials	13371.72	13930.01	13357.74	12463.15	10717.50	-4.0%	0.1%	7.3%	24.8%
S&P 500	1481.14	1549.38	1473.99	1418.30	1248.29	-4.4	0.5	4.4	18.7
NASDAQ OTC Composite	2660.96	2859.12	2596.36	2415.29	2205.32	-6.9	2.5	10.2	20.7
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	3.04	3.92	4.13	4.81	4.39	-88 b.p.	-109 b.p.	-177 b.p.	-135 b.p.
5-Year Notes	3.41	4.16	4.24	4.69	4.35	-75	-83	-128	-94
10-Year Notes	3.97	4.47	4.53	4.69	4.39	-50	-56	-72	-42
30-Year Bonds	4.40	4.74	4.82	4.80	4.53	-34	-42	-40	-13
AA INDUSTRIAL									
Intermediate Maturity	5.37	5.49	5.53	5.37	5.06	-12	-16	--	+31
Long Maturity	6.15	6.00	6.23	5.76	5.58	+15	-8	+39	+57
MORTGAGES									
Current Coupon GNMA (5.50%)	5.29	5.66	5.96	5.63	5.43	-37	-67	-34	-14
MUNICIPALS									
Bond Buyer 40-Bond Index	4.79	4.82	4.91	4.61	4.77	-3	-12	+18	+2
SHORT TERM									
Fed Funds	4.55	4.78	5.11	5.21	4.18	-23	-56	-66	+37
Primary Discount Rate *	5.00	5.00	5.75	6.25	5.25	--	-75	-125	-25
Prime Rate	7.50	7.50	8.25	8.25	7.25	--	-75	-75	-25
13-week Treas. Bills-Disc.	3.08	3.80	4.01	4.89	3.99	-72	-93	-181	-91

* Primary Credit Discount Rate; effective 1/9/03.

Exhibit B

■ Sit Investment Associates ■

Relative Performance of Growth versus Value Suggests That a New Cycle Favoring Growth Is At Hand



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through November 30, 2007
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-11/07

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2004 to December 31, 2005			December 31, 2005 to December 31, 2006			December 31, 2006 to November 30, 2007			October 31, 2007 to November 30, 2007		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	7.4	16.2	3.9	2.7	7.3	4.7	19.7	18.6	8.7	-3.6	-5.4	-8.2
Quintile 2	3.2	14.1	4.3	11.4	8.6	14.4	4.2	9.5	6.5	-6.1	-4.1	-6.2
Quintile 3	4.6	14.1	5.6	17.2	17.5	20.8	0.9	6.8	-2.0	-3.6	-4.2	-6.9
Quintile 4	5.7	7.3	5.0	16.6	17.1	20.9	1.7	-2.2	-7.1	-4.3	-4.9	-7.4
Quintile 5 (Lowest)	4.6	12.5	3.1	29.8	26.4	24.9	8.0	-1.9	-9.6	-3.6	-4.9	-6.7
BETA SECTORS												
Quintile 1 (Highest)	-2.3	9.1	-1.1	12.8	9.1	16.3	5.6	13.5	3.4	-9.2	-7.2	-7.8
Quintile 2	11.5	12.9	5.0	14.2	14.2	18.3	10.7	10.3	2.1	-3.9	-5.3	-7.7
Quintile 3	6.0	13.1	7.6	19.0	20.5	21.1	6.4	2.0	-1.9	-4.2	-4.7	-6.9
Quintile 4	2.0	10.8	3.7	15.9	17.6	16.8	4.6	2.8	-4.2	-4.3	-3.0	-6.5
Quintile 5 (Lowest)	6.5	13.7	4.6	13.3	12.4	18.1	5.5	1.9	-7.6	-0.2	-3.6	-7.2
P/E SECTORS												
Quintile 1 (Highest)	-1.4	7.4	3.4	2.4	7.6	8.7	11.9	8.6	6.4	-3.9	-6.0	-7.1
Quintile 2	0.7	11.7	-0.1	10.7	14.3	14.1	5.5	8.4	4.3	-3.6	-3.4	-6.3
Quintile 3	5.5	12.2	5.1	16.6	17.7	19.9	15.4	8.2	0.6	-1.5	-3.2	-6.5
Quintile 4	10.8	15.3	11.0	18.8	21.2	25.6	8.1	3.7	-7.3	-3.5	-4.3	-7.2
Quintile 5 (Lowest)	8.9	17.2	8.6	23.9	16.8	25.0	-4.3	1.0	-9.7	-7.5	-7.0	-8.0
No Earnings	-26.3	0.0	-6.7	-3.3	-5.3	14.7	-4.0	-3.1	-7.5	-15.4	-8.3	-9.7
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	2.0	9.1	0.8	24.2	26.4	26.9	-1.3	-2.5	-14.2	-5.8	-5.6	-7.4
Quintile 2	5.9	12.0	6.2	19.8	16.2	19.6	8.6	-0.3	-11.2	-1.4	-3.8	-5.4
Quintile 3	6.8	17.9	6.3	14.7	16.7	17.0	11.3	8.9	-4.0	-3.5	-3.4	-7.2
Quintile 4	5.5	12.2	5.0	8.9	5.9	18.0	4.3	8.8	0.0	-4.1	-3.5	-5.9
Quintile 5 (Lowest)	10.5	-24.3	14.5	8.4	10.6	17.4	10.4	10.5	3.1	-5.8	-6.1	-7.7
UNIVERSE	4.9	12.6	4.6	15.8	15.3	18.3	6.3	6.0	-1.5	-4.2	-4.8	-7.2

Source: FactSet Research Systems, December 3, 2007

G:\Support\Exhibits\E-11/07

Exhibit D

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000 Index

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2005 Return	Year 2005 Rank	Year 2006 Return	Year 2006 Rank	YTD 2007 Return	YTD 2007 Rank	November 2007 Return	November 2007 Rank
NON-ENERGY MINERALS	**1.5**	**17.7 ***	**4**	**26.8 ***	**2**	**24.4 ***	**2**	**-7.4**	**16**
PRODUCER MANUFACTURING	**9.0**	**4.5**	**9**	**16.6 ***	**9**	**16.9 ***	**5**	**-3.9 ***	**6**
ELECTRONIC TECHNOLOGY	9.6	2.3	13	8.6	15	13.9 *	9	-8.4	17
CONSUMER DURABLES	1.5	-8.9	18	4.9	17	-13.5	18	-9.4	18
ENERGY MINERALS	**8.1**	**30.8 ***	**3**	**24.0 ***	**4**	**23.0 ***	**3**	**-4.1 ***	**8**
PROCESS INDUSTRIES	**2.9**	**-2.3**	**15**	**18.3 ***	**7**	**20.9 ***	**4**	**-3.6 ***	**5**
HEALTH TECHNOLOGY	9.6	2.3	12	9.4	13	9.8 *	11	0.2 *	3
CONSUMER NON-DURABLES	7.3	5.9	8	17.8 *	8	16.2 *	7	2.5 *	1
INDUSTRIAL SERVICES	**3.1**	**38.9 ***	**1**	**11.6**	**11**	**30.4 ***	**1**	**-4.1 ***	**9**
COMMERCIAL SERVICES	1.6	4.0	10	14.8	10	-9.4	16	-6.0	12
TECHNOLOGY SERVICES	6.0	2.2	14	10.9	12	15.1 *	8	-7.3	15
HEALTH SERVICES	2.6	32.0 *	2	-0.6	18	13.6 *	10	1.9 *	2
CONSUMER SERVICES	5.0	-8.1	17	24.7 *	3	-3.0	14	-5.3	11
RETAIL TRADE	4.9	2.5	11	6.5	16	-5.2	15	-4.0 *	7
TRANSPORTATION	1.8	10.9 *	6	9.2	14	3.5	13	-4.2 *	10
UTILITIES	4.1	15.1 *	5	21.6 *	5	16.4 *	6	-0.8 *	4
FINANCE	18.3	6.3 *	7	19.7 *	6	-13.4	17	-7.3	14
COMMUNICATIONS	3.2	-2.3	16	36.4 *	1	7.0 *	12	-7.2	13
UNIVERSE (RUSSELL 3000)	100.0	6.2		15.7		5.8		-4.5	
Groups Outperforming (cap weighted) to Total Groups		7/18		9/18		12/18		10/18	

* Group Outperformed

Source: FactSet Research Systems

Exhibit E

■ Sit Investment Associates ■

The United States Ranked 27th Out of 33 World Equity Markets
Year-to-Date Through November 30, 2007

PERFORMANCE IN U.S. DOLLARS				
	DJ Global, Indexes, US$	**Change from 12/31/2006**		**11/30/2007 Country**
Country	**on 11/30/07**	**points**	**percent**	**Rank**
Australia	519.68	119.12	29.74%	9
Austria	470.27	5.11	1.10%	30
Belgium	457.93	30.39	7.11%	26
Brazil	1792.09	724.79	67.91%	1
Canada	529.69	103.96	24.42%	16
Chile	493.24	99.56	25.29%	15
Denmark	612.59	106.89	21.14%	18
Finland	1752.87	546.24	45.27%	3
France	413.42	47.69	13.04%	20
Germany	391.77	88.97	29.38%	10
Greece	370.74	75.50	25.57%	14
Hong Kong	550.84	172.87	45.74%	2
Indonesia	177.03	49.07	38.35%	4
Ireland	557.65	-114.31	-17.01%	33
Italy	291.32	10.69	3.81%	28
Japan	113.85	-1.91	-1.65%	32
Malaysia	217.08	58.20	36.63%	5
Mexico	563.35	62.36	12.45%	21
Netherlands	450.10	48.26	12.01%	22
New Zealand	263.39	3.90	1.50%	29
Norway	511.74	109.38	27.18%	12
Philippines	207.74	47.82	29.90%	8
Portugal	345.12	74.75	27.65%	11
Singapore	316.25	66.89	26.82%	13
South Africa	375.18	55.90	17.51%	19
South Korea	327.38	86.21	35.75%	7
Spain	517.42	95.34	22.59%	17
Sweden	543.56	0.94	0.17%	31
Switzerland	629.52	51.97	9.00%	23
Taiwan	169.39	13.26	8.49%	24
Thailand	110.70	29.37	36.11%	6
United Kingdom	298.82	20.51	7.37%	25
United States	360.34	17.09	4.98%	27 ←
COMPOSITE INDICES				
Latin America	799.31	239.13	42.69%	
Western Europe	393.34	43.62	12.47%	
Asia/Pacific	162.88	16.72	11.44%	
World (ex U.S.)	277.16	34.11	14.03%	

Source: FactSet Research Systems, December 3, 2007

Exhibit F

■ Sit Investment Associates ■

Nominal Major Currencies Dollar Index



Nominal Major Currencies Dollar Index
November 30, 2007
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
72.2
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%

Currency Appreciation (Y-T-D through 11/30/07): Euro Area: +11.3% Canada: +16.4% Japan: +7.2% U.K.: +5.0% Switzerland: +8.0% Australia: +12.2% Sweden: +7.1%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

Exhibit G

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	3rd Qtr. 2004	4th Qtr. 2004	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007
Personal Consumption Expend.	3.2%	3.7%	3.1%	3.4%	3.5%	2.8%	3.3%	3.0%	2.7%	3.4%	3.2%	2.9%	2.9%
Non-Residential Fixed Invest.	5.6	7.5	9.1	7.7	6.8	5.1	7.5	7.3	6.4	5.2	2.5	4.1	5.2
Residential Investment	8.8	6.7	7.0	6.2	6.9	6.4	4.8	-1.5	-8.5	-12.8	-16.5	-16.5	-16.3
Inventory Change [2]	++	++	++	--	--	-	--	++	++	--	--	--	--
Net Exports[3]	-17.3	-19.8	-13.7	-1.7	-0.2	-1.6	-2.5	-4.3	-4.9	7.0	4.4	8.4	15.8
Exports	9.9	7.4	6.4	7.1	6.9	7.0	8.4	7.4	8.4	9.3	6.6	7.1	10.2
Imports	12.4	11.5	8.8	5.3	4.6	5.1	6.3	6.4	7.2	3.7	2.9	2.0	1.7
Government Spending	1.3	0.7	0.6	0.6	0.9	0.9	1.8	1.8	1.2	2.5	1.2	1.9	2.7
TOTAL REAL GDP	3.2%	3.1%	3.2%	3.0%	3.2%	2.9%	3.3%	3.2%	2.4%	2.6%	1.5%	1.9%	2.8%
Memo													
Total GDP Less Housing and Autos	3.1	3.0	3.1	2.8	3.0	3.2	3.5	4.0	3.5	3.4	2.5	2.9	4.0
Pers. Cons. Exp. Plus Res. Invs.	3.5	3.9	3.4	3.6	3.8	3.0	3.4	2.7	1.9	2.2	1.8	1.6	1.7
After-tax Corporate Profits	33.3	29.1	38.3	32.8	28.8	29.7	11.8	16.7	19.5	8.0	4.3	4.3	2.0

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, November 29, 2007

Exhibit H

■ Sit Investment Associates ■

ISM (Formerly NAPM) Manufacturing Series Remains In Expansion Territory



90.0
80.0
70.0
60.0
50.0
40.0
30.0
Index Level
ISM Index
Prices Paid
Expansion
Contraction
67.5
50.8
Dec-85
Jun-86
Dec-86
Jun-87
Dec-87
Jun-88
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Monthly Data through November 30, 2007

Source: Data Resources, Inc., December 3, 2007

G:\Support\Exhibits\E-11/07

Exhibit I

■ Sit Investment Associates ■

<u>Broad-Based Inflation Measures Impacted by Energy</u>



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All: +3.5%
Core: +2.2%
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +6.1%
Core: +2.5%
20
18
16
14
12
10
8
6
4
2
0
-2
-4
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Source: Bureau of Labor Statistics and Bloomberg, November 15th and 14th, 2007

G:\Support\Exhibits\E-11/07

Exhibit J

■ Sit Investment Associates ■

Economic Assumptions

	2006				2007				2008E			
	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	4.8	2.4	1.1	2.1	0.6	3.8	4.9	1.5	2.0	2.5	2.8	3.0
S&P 500 Reported Profits (Year-over-Year)	16.2	10.0	23.5	17.0	8.3	8.8	-25.2	2.5	2.8	0.3	32.8	-4.6
Consumer Price Index (Year-over-Year)	3.6	4.0	3.3	1.9	2.4	2.7	2.4	3.8	3.4	2.1	2.6	2.8
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.7	4.7	4.7	4.5	4.5	4.5	4.6	4.7	4.9	5.0	5.0	4.9
Prime Rate	7.4	7.9	8.3	8.3	8.3	8.3	8.2	7.5	7.0	6.6	6.3	6.3
13-week Treasury Bills-Disc.	4.4	4.7	4.9	4.9	5.0	4.8	4.4	3.5	3.5	3.6	3.8	3.8
10-year Treasury Bonds-Yield	4.6	5.1	4.9	4.6	4.7	4.8	4.7	4.2	4.2	4.4	4.7	4.8

Source: Sit Investment Associates, Inc., December 10, 2007

Exhibit K

■ Sit Investment Associates ■

Revised FOMC Economic Projections Show Slower Real GDP Growth in 2008

Economic Projections of Federal Reserve Governors and Reserve Bank Presidents[1]

	2007	2008	2009	2010
Central Tendencies				
Real GDP Growth	2.4 to 2.5	1.8 to 2.5	2.3 to 2.7	2.5 to 2.6
June Projections	*2¼ to 2½*	*2½ to 2¾*		
Unemployment Rate	4.7 to 4.8	4.8 to 4.9	4.8 to 4.9	4.7 to 4.9
June Projections	*4½ to 4¾*	*about 4¾*		
PCE Inflation	2.9 to 3.0	1.8 to 2.1	1.7 to 2.0	1.6 to 1.9
Core PCE Inflation	1.8 to 1.9	1.7 to 1.9	1.7 to 1.9	1.6 to 1.9
June Projections	*2 to 2¼*	*1¾ to 2*		
Ranges				
Real GDP Growth	2.2 to 2.7	1.6 to 2.6	2.0 to 2.8	2.2 to 2.7
June Projections	*2 to 2¾*	*2½ to 3*		
Unemployment Rate	4.7 to 4.8	4.6 to 5.0	4.6 to 5.0	4.6 to 5.0
June Projections	*4½ to 4¾*	*4½ to 5*		
PCE Inflation	2.7 to 3.2	1.7 to 2.3	1.5 to 2.2	1.5 to 2.0
Core PCE Inflation	1.8 to 2.1	1.7 to 2.0	1.5 to 2.0	1.5 to 2.0
June Projections	*2 to 2¼*	*1¾ to 2*		

1. Projections of real GDP growth, PCE inflation, and core PCE inflation are fourth-quarter-to-fourth-quarter growth rates, that is, percentage changes from the fourth quarter of the prior year to the fourth quarter of the indicated year. PCE inflation and core PCE inflation are the percentage rates of change in the price index for personal consumption expenditures and the price index for personal consumption expenditures excluding food and energy, respectively. Projections for the unemployment rate are for the average civilian unemployment rate in the fourth quarter of each year. Each participant's projections are based on his or her assessment of appropriate monetary policy. The range for each variable in a given year includes all participants' projections, from lowest to highest, for that variable in the given year; the central tendencies exclude the three highest and three lowest projections for each variable in each year.

Source: " Minutes of the FOMC, October 30-31, 2007," Federal Reserve Board, November 20, 2007

Exhibit L

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From November 30, 2007

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	4.50%	-1.2%	4.37%	0.5%	5.00%	1.9%
Present YTM 3.04%	Most Likely	3.25	1.1	3.75	1.7	4.50	2.2
	Optimistic	2.25	3.1	3.12	2.9	3.00	3.1
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.75	-4.2	5.00	-3.5	5.50	0.5
Present 3.41%	Most Likely	3.75	0.2	4.25	-0.3	4.75	1.6
	Optimistic	2.88	4.2	3.62	2.5	3.50	3.3
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	5.00	-6.0	5.37	-6.7	6.00	-0.9
Present 3.97%	Most Likely	4.37	-1.2	4.75	-2.1	5.25	0.9
	Optimistic	3.50	6.0	4.00	3.8	4.00	3.9
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-13.9	5.50	-11.6	6.50	-4.8
Present YTM 4.40%	Most Likely	4.87	-5.2	5.00	-4.8	5.50	-0.7
	Optimistic	4.12	7.0	4.12	9.2	4.50	3.9

Source: Sit Investment Associates, Inc.

Exhibit M

■ Sit Investment Associates ■

2007 Federal Budget Deficit Trends Compared to 2006

	Receipts			Outlays			Surplus/Deficit		
	FY2007	FY2008	Diff	FY2007	FY2008	Diff	FY2007	FY2008	Diff
October	$167.7	$178.2	$10.5	$217.0	$233.7	$16.7	$(49.3)	$(55.6)	$(6.2)
November	145.9			218.9			(73.0)		
December	260.0			218.0			42.0		
January	260.6			222.4			38.2		
February	120.3			240.3			(120.0)		
March	166.5			262.8			(96.3)		
April	383.6			206.0			177.7		
May	164.2			231.9			(67.7)		
June	276.5			249.0			27.5		
July	170.4			206.9			(36.4)		
August	166.5			283.5			(117.0)		
September	285.4			173.8			111.6		
FY To Date (1 Month)	$167.7	$178.2	$10.5	$217.0	$233.7	$16.7	$(49.3)	$(55.6)	$(6.2)

Source: Treasury Bulletin

G:\Support\Exhibits\E-11/07

Exhibit N

■ Sit Investment Associates ■

Earnings Trends
Third Quarter 2007

Data Through 12/3/07; Approximately 98% of S&P 500 Companies Had reported



Earnings Surprises- S&P 500 *
Negative 23%
Positive 42%
In-Line 35%

Median Year-Over-Year EPS Growth= +11.2%



Earnings Surprises- SIA Large Cap *
Negative 22%
Positive 57%
In-Line 21%

Median Year-Over-Year EPS Growth= +19.2%



Earnings Surprises- S&P Midcap *
Negative 22%
Positive 41%
In-Line 37%

Median Year-Over-Year EPS Growth= +9.5%



Earnings Surprises- SIA Mid Cap *
Negative 13%
Positive 54%
In-Line 33%

Median Year-Over-Year EPS Growth= +22.2%



Earnings Surprises- Russell 2000 *
Negative 30%
Positive 38%
In-Line 32%

Median Year-Over-Year EPS Growth= +4.5%



Earnings Surprises- SIA Small Cap *
Negative 23%
Positive 49%
In-Line 28%

Median Year-Over-Year EPS Growth= +19.1%

* Earnings surprises defined as earnings reports more than one standard deviation from consensus mean estimate two months prior to company report date (to reflect pre-announcements)

Source: First Call, FactSet Research Systems and Sit Investment Associates, Inc.

Exhibit O

■ Sit Investment Associates ■

A Performance Shift Favoring The Growth Style May Be Under Way

Spotlight illuminates growth stocks

Group outperforms value stocks for first time in years

By Adam Shell
USA TODAY

NEW YORK — In a financial world suddenly starved for profits, a Wall Street slogan popular in the booming 1990s is making a comeback: Growth is good.

A performance shift is underway in the stock market, where growth stocks that have what it takes to post steady streams of profits in tough times are posting better gains than value stocks for the first time in years.

Markets

Many Wall Street strategists say the trend is likely to persist into the new year and beyond. Historically, when major shifts like this in the market occur, they tend to last three to seven years, says Jeffrey Kleintop, chief market strategist at LPL Financial Services.

The violent rotation into growth is evident among big stocks, small stocks and mutual funds. The Russell 3000 growth index, which tracks a broad basket of growth names, is up 11.1% in 2007, vs. a 2.2% decline for stocks in the Russell 3000 value index. Similarly, large-cap growth mutual funds were up 14% through the end of November, vs. a 3.3% gain for large-cap value funds. Small-cap growth funds were up 8.6%, vs. a 4.9% loss for small-cap value funds.

"We are in the first year of the shift," Kleintop says. "When earnings growth gets more scarce, it becomes more valuable."

Profits have been decelerating following the housing bust and credit crunch. Profit growth in the benchmark Standard & Poor's 500 index turned negative in the third quarter of 2007 for the first time since the first quarter of 2002, Thomson Financial says. Analysts expect profits to contract in the current quarter.

A growth stock is one that is expected to grow its earnings faster than the market. "They are going to perform pretty well no matter what happens," says Chris Orndorff of Payden & Rygel. Tech stocks such as Google and Apple are classic growth stocks. Other businesses that traditionally fall into the growth camp include health care and firms that make discretionary consumer goods. The value camp is made up of slower-growing sectors such as financials and consumer staples, which are companies that sell everyday goods.

Next year, the Russell 3000 growth index is expected to grow earnings 15.8%, compared with 9.8% for the Russell 3000 value index.

Stocks that can post double-digit growth in a world where money managers expect the broad market to grow earnings in the low single digits in 2008 will be viewed as "superstars," says Steve Wood, senior portfolio strategist at Russell Investment. Value stocks have been leading the market since 2000, he says. LPL data show the Russell 1000 growth index, a basket of large stocks, posting a negative total return of 20.9% since the end of 1999. The Russell 2000 value index gained 70.5%.

"Nothing stays permanently good," says Wood, citing the eventual implosion of stocks in Japan in the late 1980s, tech stocks in the late '90s and real estate today.

Growth stocks rebound

Stocks with more consistent, powerful earnings may finally be taking over leadership from so-called value stocks.

	– Russell 3000 –	
	Growth	Value
2003	▲ 29.4%	▲ 27.7%
2004	▲ 5.8%	▲ 14.3%
2005	▲ 4.3%	▲ 4.3%
2006	▲ 8.2%	▲ 19.4%
2007	▲ 11.1%	▼ 2.2%

Source: USA TODAY research

Source: USA Today, December 6, 2007

G:\Support\Exhibits\E-11/07

Exhibit P

■ Sit Investment Associates ■

Inflation and S & P 500 Multiples



Data through November 30, 2007
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Yr/Yr% Change in CPI
P/E
Standard Deviation
Average P/E
Standard Deviation
Consumer Price Index
X
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. X indicates current valuation based on 2008 est. operating EPS of $93.00

Source: S&P, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

Exhibit Q

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10-Year Treasury Note Yield



Data through November 30, 2007
16%
14%
12%
10%
8%
6%
4%
2%
S&P Earnings Yield
10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment Associates, Inc.

Exhibit R

■ Sit Investment Associates ■

Fed Rate Cuts, Soft Landing and Inexpensive Valuation Are Prescription for Sharp Market Rallies

Stock Prices Rise 20% When Fed Eases and There's No Recession

Fed easing cycles and S&P 500 price performance in the months following the first and last fed cut, 1984 -2007. (Shading denotes recession)

	Fed Funds Rate				S&P 500 Price Return					
					After First Fed Rate Cut			After Last Fed Rate Cut		
	Before Easing	After Easing	Total Easing (bps)	# of months	3mo	6 mo	12 mo	3mo	6 mo	12 mo
Aug-84 to Dec-84	11.56	8.13	343	4	-1%	8%	13%	8%	14%	22%
Mar-85 to July-85	8.63	7.69	94	4	6%	1%	28%	-5%	8%	24%
Dec-85 to Apr-86	8.00	6.75	125	4	11%	16%	18%	-1%	-2%	18%
July-86 to Aug-86	6.88	5.88	100	1.5	-2%	6%	25%	-5%	14%	29%
Oct-87 to Feb-88	7.31	6.50	81	4	-4%	1%	10%	-1%	3%	16%
Jun-89 to Sep-92	9.75	3.00	675	39	10%	9%	14%	3%	7%	10%
July-95 to Jan-96	6.00	5.25	75	7	6%	13%	21%	4%	1%	20%
Sep-98 to Nov-98	5.50	4.75	75	1.5	16%	23%	22%	9%	18%	24%
Jan-01 to Jun-03	6.50	1.00	550	30	-14%	-3%	-8%	5%	11%	16%
Average			235	10.6	3%	8%	16%	2%	8%	20%
Fed Easing, but no recession			94	4	5%	10%	20%	1%	8%	22% ←
Fed easing during a recession			613	35	-2%	3%	3%	4%	9%	13%

Source: Federal Reserve and UBS US Equity Strategy Unless otherwise specified sources of all charts & tables is UBS. All prices as of 11/15/07

Source: UBS Investment Research, November 16, 2007

Exhibit S

■ Sit Investment Associates ■

Equity Characteristics
November 30, 2007

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2007 Projected Gain	+23.8%	+32.3%	+31.2%	+12.4%	+23.4%	-1.9%	+2.6%
2008 Projected Gain	+18.4%	+25.1%	+23.7%	+11.7%	+17.4%	+6.3%	+3.3%
5-Year Projected Growth	+14.4%	+16.5%	+15.7%	+10.7%	+14.1%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.1%	+0.4%	+0.3%	+2.5%	+1.3%	+1.9%	+1.9%
Total Fund	+1.2%	+0.7%	+0.4%	+2.6%	+1.3%	+1.9%	+1.9%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+16.9%	+15.9%	+13.3%	+15.4%	+9.9%	+9.9%
Wtd Avg Price/Earnings Ratio [2]							
2007 Calendar P/E	22.7x	31.1x	30.7x	17.1x	22.7x	18.5x	16.5x
2008 Calendar P/E	18.8x	22.9x	23.2x	15.1x	18.8x	17.4x	15.9x
Median Price/Earnings Ratio [2]							
2007 Calendar P/E	18.9x	22.2x	23.8x	17.5x	18.7x	N/A	16.7x
2008 Calendar P/E	16.8x	18.8x	19.1x	15.3x	16.0x	N/A	15.1x
Average P/E-to-5-Year Earnings Growth Ratio							
2007 Calendar PEG	1.6x	1.9x	2.0x	1.6x	1.6x	2.3x	2.1x
2008 Calendar PEG	1.3x	1.4x	1.5x	1.4x	1.3x	2.2x	2.0x
Wtd Avg Mkt Cap ($ Million)	$84,108	$16,750	$3,769	$81,299	$76,664	$105,780	$105,780

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis

Source: First Call, I/B/E/S, Frank Russell and Sit Investment Associates, Inc.